ARISTOTLE FUNDS SERIES TRUST
11100 Santa Monica Blvd., Suite 1700
Los Angeles, CA 90025
September 11, 2023

Aaron Brodsky
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Aristotle Funds Series Trust (the “Trust”)
File No.: 333-273036
Dear Mr. Brodsky:
This correspondence responds to the comment that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Trust’s Post-Effective Amendment No. 2 to its registration statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Investment Company Act of 1940, as amended, on June 29, 2023 for the purpose of adding Class I-3 shares to Aristotle Small Cap Equity Fund II, a series of the Trust (the “Amendment”). For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Proxy Statement/Prospectus
Comment 1:The staff notes disclosure under the “Purchasing Shares” and “Selling Shares” sections of the Prospectus states that investors should contact their financial intermediary for instructions on how to purchase or redeem shares. Please add disclosure describing the procedures for purchasing and redeeming shares as required by Items 11(b) and 11(c) of Form N-1A.
Response:    The disclosure has been added as requested.

If you have any questions regarding the above response, please do not hesitate to contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s sub-administrator, at (414) 516-1692 or rachel.spearo@usbank.com.
Sincerely,

/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
Chief Legal Officer